                CAPITAL RE CORPORATION AND SUBSIDIARIES
      Exhibit 11 Statement Re: Computation of Per Share Earnings
                             (Unaudited)
            (Dollars in thousands except per share amounts)



                                   Three Months Ended
                                        March 31,
                                   ---------------------
                                   1997            1996
                                   ---------------------

Earnings per common share
(Primary and Fully Diluted)

Average shares outstanding
during the period                15,861           15,268


Net Income                       17,136           12,767

Earnings Per common share         $1.08            $0.84
                                 ======           ======


Notes: The per share data for 1997 and 1996 does not include the net effect of dilutive stock options, since the dilution from the earnings per share amount is less than 3%.